Exhibit 1.07

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games’ Upcoming Digimon Online Game Rated No. 1 In China’s Most Popular Search Engine

Digimon Delivers Highly Successful Close Beta Testing in China

SHANGHAI, ATLANTA, August 5, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced Digimon, its upcoming online game, has secured the No. 1 ranking for the last several weeks in Baidu, the top search engine in China.

Digimon’s Number One ranking is from the “Gamers’ Recommendation List.” The rankings are listed on http://g.baidu.com . Baidu allows players in China to rank games based on factors like graphics, sound, game play and other features. Since July 10, 2008, Digimon has held the No. 1 ranking as interest has significantly increased regarding the upcoming open beta testing and commercial launch of Digimon, expected during the second half of 2008.

“We are very excited on completing our successful closed beta test and especially proud of the high interest level gamers have exhibited on Baidu for our upcoming Digimon release,” said John Huen, chief operating officer, CDC Games. “We believe the popularity will continue to increase as we launch this much anticipated online game commercially in the next few months. We believe that Digimon will help to fuel our continued rapid growth in our games business in China and add to our existing diversified portfolio of five exciting and entertaining online games in China.”

CDC Games licensed “Digimon RPG” and “Digimon RPG2,” from SK Telecom, a leading mobile telecommunications operator in South Korea. Both of these online games are based on a widely popular Japanese television animated series. Players collect and train virtual monsters called Digimon and battle versus other players. Launched four years ago in Korea by its developer DIGITALIC, Digimon is already a very popular and mature game.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users and approximately 11 million active users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As a part of this strategy, CDC Games has partnered with MBC Group, a leading media company in the Middle East, to launch the world’s first online games web portal in the Middle East.  For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the popularity of Digimon in China, the ability of CDC Games to complete open beta test for Digimon and launch and market Digimon, the potential success of Digimon in the market; the success of the cartoon series and other Digimon media, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully Digimon; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.